PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-21	TSX Venture: PMV
November 1, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

PMI VENTURES LTD. COMPLETES ACQUISITION OF DIASO-AFIEFISO CONCESSION, GHANA
NEW SHOWING DISCOVERED ON SWITCHBACK SOUTH CONCESSION
MANAGEMENT CONSULTANT APPOINTED

PMI Ventures Ltd. (the “Company”) [TSX Venture: PMV], is pleased to announce that it has completed the acquisition of the Diaso-Afiefiso Concession, one of eight mineral concessions operated by the Company and located along the axis of the Asankrangwa Gold Belt in southwest Ghana. This now completes the key land purchases envisaged in the November 2002 Option Joint Venture Agreement with Goknet Mining Limited, at a cost of some US$200,000 less than originally forecast.

The new Diaso-Afiefiso Prospecting License, covering a total area of 122.21 square kilometres, has been granted in the name of Adansi Gold Company (Gh) Ltd., the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have now been obtained. Final consideration paid to complete this transaction was US$165,500, including all Governmental transfer fees.

Further to the previously disclosed underlying agreements between the Company and Goknet Mining Company Limited of Accra, Goknet maintains the option to retain either a 15% joint venture interest in the Diaso-Afiefiso concession or a 2% net smelter royalty (NSR) which is subject to a buy back option on behalf of the Company, and a further 2% NSR held by MIA Investments Ltd., a BC corporation owned by the MacQuarrie Family Trust and directed by Douglas R. MacQuarrie, President and Director of the Company. MIA Investments Ltd. obtained its’ interests in the Asankrangwa properties, including the land now covered by the Diaso-Afiefiso concession, and in Goknet prior to the Company obtaining its’ interests therein. The Government of Ghana retains the right to a 10% carried interest in all the Asankrangwa concessions operated by the Company, after capital is returned.

NEW SHOWING DISCOVERED

During geological mapping along the active railway right of way on the Switchback South (Amuabaka) concession, a new quartz reef showing was located and sampled. The weighted average of four 1 metre chip samples taken across the total exposed 3.9 metre width of the reef, was 8.75 g/t Au. This showing is located on a major regional scale structure, 5.0 km northeast of our recent drilling on the Juabo target, and 4.6 km southwest of a defined IP geophysical target, referred to as the L34N target, on the new Diaso-Afiefiso concession. Additional field work to delineate this showing is underway. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana utilising industry standard 50g fire assay techniques, with atomic absorption finish.

MANAGEMENT CONSULTANT APPOINTED

The Company also announces, subject to regulatory approval, the appointment of Pearce M. Bowman of MGMT Pty. Ltd. of Adelaide, Australia, as a management consultant to the Company. Mr. Bowman has been a senior Executive with WMC Resources Ltd. of Australia and Luscar Ltd. in Canada. Mr Bowman will assist the Company at the Board level with strategic planning including advising on potential acquisitions and/or joint ventures. The appointment is on a month to month basis at a remuneration of $10,000 per month.

The technical information contained in this release was reviewed and supervised by Douglas R. MacQuarrie, P.Geo., who is a Qualified Person as defined by National Instrument 43-101.

On behalf of the Board,

“Douglas R. MacQuarrie”

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Larry Myles, Shareholder Communications
Telephone: (604) 682-8089         Toll-Free: (888) 682-8089         Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at >www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.